May 10, 2019

Tara Comonte
Chief Financial Officer
Shake Shack Inc.
225 Varick Street, Suite 301
New York, New York 10014

       Re: Shake Shack Inc.
           Form 10-K for the Fiscal Year Ended December 26, 2018
           Response dated April 30, 2019
           Form 10-Q for the Quarterly Period Ended March 27, 2019 Filed May 6, 2019
           File No. 001-36823

Dear Ms. Comonte:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended March 27, 2019

Statement of Cash Flows, page 7

1. We note that your statement of cash flow for the three months ended March 27, 2019 discloses $8,911 of amortization of operating lease assets. Please explain to us the nature of this amount. In this regard, we note that the majority of your leases are considered operating leases and would not have amortization expense recorded as part of the lease accounting. Please advise.
Note 9. Leases, page 15

2. We note your disclosure that tenant improvement allowances are recorded as part of the lease liability on the Condensed Consolidated Balance Sheet and are amortized on a straight-line basis over the lease term as a reduction to occupancy and related expenses.
 Tara Comonte
Shake Shack Inc.
May 10, 2019
Page 2
         Please explain to us how your accounting for these lease incentives complies with the guidance in ASC 842-20-30-5.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Beverly Singleton at (202) 551-3328 or Claire Erlanger at
(202) 551-
3301 with any questions.



FirstName LastNameTara Comonte                               Sincerely,
Comapany NameShake Shack Inc.
                                                             Division of
Corporation Finance
May 10, 2019 Page 2                                          Office of
Transportation and Leisure
FirstName LastName